Exhibit 12.1: Computation of Ratio of Earnings to Fixed Charges

						THREE MONTHS
						ENDED
		TWELVE MONTHS ENDED DECEMBER 31,				MARCH 31,
(in thousands, except ratio)	2008	2009	2010	2011	2012	2013
(Loss) income from continuing operations before taxes	$(378,571)	$(240,542)	$(80,497)	$(32,732)	$43,967	$22,203
Share of distributed loss (income) of
50%-or-less-owned affiliates,
net of equity pickup	43,926	(308)	3,705	976	(1,218)	(164)
Amortization of capitalized interest	57,700	51,477	40,791	32,068	40,612	11,114
Interest	37,348	46,949	55,615	56,635	59,503	16,805
Less: interest capitalized during the period	(44,893)	(35,931)	(31,221)	(38,032)	(42,327)	(12,894)
Interest portion of rental expense	7,114	4,354	3,733	2,360	1,976	484
(LOSS) EARNINGS	$(277,376)	$(174,001)	$(7,874)	$21,275	$102,513	$37,548

Interest	$37,348	$46,949	$55,615	$56,635	$59,503	$16,805
Interest portion of rental expense	7,114	4,354	3,733	2,360	1,976	484
FIXED CHARGES	$44,462	$51,303	$59,348	$58,995	$61,479	$17,289

(DEFICIENCY) SURPLUS	$(321,838)	$(225,304)	$(67,222)	$(37,720)	$41,034	$20,259

Ratio of earnings to fixed charges	-	-	-	-	1.67	2.17